Exhibit 99.1

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. dollar, except for the number of shares)

	June 30,	December 31,
	2025	2024
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$1,220,870	$1,480,528
Short-term investments	446,950	1,326,241
Accounts receivable, net	4,103,151	3,663,506
Prepayments - third parties	33,267	615,811
Media deposits - third parties	465,504	265,784
Due from related parties	28,667	28,667
Deposit due from a third party	2,791,892	2,739,989
Other current assets	2,559,164	2,592,048
Total Current Assets	11,649,465	12,712,574

Long-term investments	6,620,978	6,576,688
Property and equipment, net	1,689,799	1,717,488
Intangible assets, net	170,130	241,212
Total Assets	$20,130,372	$21,247,962

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Short-term bank borrowings	$—	$684,997
Accounts payable	6,987,600	3,618,790
Advance from advertisers	485,016	754,837
Advertiser deposits	663,940	314,578
Income tax payable	261,496	255,656
Due to related parties	3,529	3,566
Accrued expenses and other liabilities	830,709	791,780
Total Current Liabilities	9,232,290	6,424,204
Total Liabilities	9,232,290	6,424,204

Commitments and Contingencies

Shareholders’ Equity
Ordinary Shares (par value $0.0096 per share, 1,000,000,000 shares authorized; 1,534,487 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively)	14,731	14,731
Additional paid-in capital	41,564,418	41,564,418
Statutory reserve	898,133	898,133
Accumulated deficits	(27,634,680)	(23,458,777)
Accumulated other comprehensive loss	(3,944,520)	(4,194,747)
Total Shareholders’ Equity	10,898,082	14,823,758

Total Liabilities and Shareholders’ Equity	$20,130,372	$21,247,962

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Expressed in U.S. dollar, except for the number of shares and per share data)

	For the Six Months Ended
	June 30,
	2025	2024
Revenues	$283,039	$46,175
Cost of revenues	(231,311)	(199,829)
Gross profit (loss)	51,728	(153,654)

Operating Expenses
Selling and marketing expenses	(134,898)	(90,755)
General and administrative expenses	(1,488,283)	(1,970,012)
(Provision for) reversal of expected credit losses	(2,656,130)	738,385
Total Operating Expenses	(4,279,311)	(1,322,382)

Loss from Operations	(4,227,583)	(1,476,036)

Other Income (Expenses)
Interest income (expense), net	52,338	(31,448)
Gain from short-term investments	72,521	201,733
Subsidy income	—	1,891
Other loss, net	(73,179)	(436,558)
Total Other Income (Expenses), Net	51,680	(264,382)

Loss Before Income Taxes	(4,175,903)	(1,740,418)

Income tax expenses	—	—

Net Loss	$(4,175,903)	$(1,740,418)

Other Comprehensive Income (Loss)
Foreign currency translation adjustment	250,227	(930,102)
Comprehensive Loss	$(3,925,676)	$(2,670,520)

Weighted average number of ordinary share outstanding
Basic and Diluted	1,534,487	1,534,487

Loss per share
Basic and Diluted	$(2.72)	$(1.13)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Six Months Ended June 30, 2025 and 2024

(Expressed in U.S. dollar, except for the number of shares)

					(Accumulated	Accumulated
			Additional		Deficits)	Other
	Ordinary Shares		Paid-in	Statutory	Retained	Comprehensive	Total
	Shares	Amount	Capital	Reserve	Earnings	Loss	Equity
Balance as of December 31, 2024	1,534,487	$14,731	$41,564,418	$898,133	$(23,458,777)	$(4,194,747)	$14,823,758
Net loss	—	—	—	—	(4,175,903)	—	(4,175,903)
Foreign currency translation adjustments	—	—	—	—	—	250,227	250,227
Balance as of June 30, 2025 (unaudited)	1,534,487	$14,731	$41,564,418	$898,133	$(27,634,680)	$(3,944,520)	$10,898,082

Balance as of December 31, 2023	1,534,487	$14,731	$41,564,418	$898,133	$3,412,457	$(3,529,628)	$42,360,111
Net loss	—	—	—	—	(1,740,418)	—	(1,740,418)
Foreign currency translation adjustments	—	—	—	—	—	(930,102)	(930,102)
Balance as of June 30, 2024 (unaudited)	1,534,487	$14,731	$41,564,418	$898,133	$1,672,039	$(4,459,730)	$39,689,591

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

UNAUDITED CONDENED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. dollar)

	For the Six Months Ended
	June 30,
	2025	2024
Net Cash Used in Operating Activities	(544,786)	(1,274,344)

Cash Flows from Investing Activities:
Purchases of property and equipment	(21,920)	—
Purchases of intangible assets	(1,332)	(5,789)
Purchases of short-term investments	(413,645)	(277,200)
Redemption of short-term investments	1,370,764	1,197,258
Repayment of loans from related parties	—	1,386
Net Cash Provided by Investing Activities	933,867	915,655

Cash Flows from Financing Activities:
Repayment of bank borrowings	(689,408)	—
Net Cash Used in Financing Activities	(689,408)	—

Effect of exchange rate changes on cash and cash equivalents	40,669	(67,543)

Net decrease in cash and cash equivalents	(259,658)	(426,232)
Cash and cash equivalents at beginning of period	1,480,528	3,316,062
Cash and cash equivalents at end of period	$1,220,870	$2,889,830

Supplemental Cash Flow Information
Cash paid for interest expenses	$8,388	$39,314
Cash paid for income tax	$—	$—

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements

BAOSHENG MEDIA GROUP HOLDINGS LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.ORGANIZATION AND BUSINESS DESCRIPTION

Baosheng Media Group Holdings Limited (“Baosheng Group” or the “Company”) was incorporated on December 4, 2018 under the laws of the Cayman Islands as an exempted company with limited liability. Baosheng Group, through its subsidiaries in the PRC, is engaged in providing online marketing channels to advertisers for them to manage their online marketing activities.

As of June 30, 2025, the accompanying condensed consolidated financial statements reflect the activities of Baosheng Group and each of the following entities:

	Date of	Place of	% of
Name of Entity	Incorporation	Incorporation	Ownership	Principal Activities
Parent company:
Baosheng Group	December 4, 2018	Cayman Islands	Parent	Investment holding
Wholly owned subsidiaries of Baosheng Group
Baosheng Media Group Limited (“Baosheng BVI”)	December 14, 2018	British Virgin Islands	100	Investment holding
Baosheng Media Group (Hong Kong) Holdings Limited (“Baosheng HK”)	January 7, 2019	Hong Kong	100	Investment holding
Beijing Baosheng Technology Company Limited (“Beijing Baosheng”)	October 17, 2014	PRC	100	Provision of online marketing channels
Horgos Baosheng Advertising Co., Ltd. (“Horgos Baosheng”)	August 30, 2016	PRC	100	Provision of online marketing channels
Baosheng Technology (Horgos) Co., Ltd. (“Baosheng Technology”)	January 2, 2020	PRC	100	Provision of online marketing channels
Beijing Baosheng Network Technology Co., Ltd. (“Baosheng Network”)	March 21, 2021	PRC	100	Provision of online marketing channels
Beijing Xunhuo E-commerce Co., Ltd. (“Beijing Xunhuo”)	April 2, 2022	PRC	100	Live streaming
Beijing Zhiding Baosheng Network Technology Co. Ltd. (“Zhiding Baosheng”)	March 4, 2025	PRC	100	Network services
Yuansheng Meiyan Healthcare Service (Hainan) Co., Ltd. (“Yuansheng Meiyan”)	April 24, 2025	PRC	100	Healthcare services

For the six months ended June 30, 2025, Zhiding Baosheng and Yuansheng Meiyuan did not commence operations.

In May 2025, the Company dissolved the business of Kashi Baosheng Information Technology Co., Ltd. (“Kashi Baosheng”). The management believed the dissolution of Kashi Baosheng did not represent a strategic shift that has (or will have) a major effect on the Company’s operations and financial results. The dissolution was not accounted as discontinued operations in accordance with ASC 205-20. On the date of dissolution, Kashi Baosheng recorded net assets of $3,772. The Company recognized the loss of $3,725 dissolution of Kashi Baosheng in the account of “other loss, net” on the unaudited condensed consolidated statements of operations and comprehensive loss.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The interim unaudited condensed consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”).

The unaudited condensed consolidated financial information as of June 30, 2025 and for the six months ended June 30, 2025 and 2024 has been prepared without audit, pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) and pursuant to Regulation S-X. Certain information and footnote disclosures, which are normally included in annual financial statements prepared in accordance with US GAAP, have been omitted pursuant to those rules and regulations. The unaudited interim financial information should be read in conjunction with the audited financial statements and the notes thereto, included in the Form 20-F for the fiscal year ended December 31, 2024, which was filed with the SEC on April 29, 2025.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2024. The results of operations for the six months ended June 30, 2025 and 2024 are not necessarily indicative of the results for the full years.

Accounts receivable, net

Accounts receivable are recorded at the gross billing amount less an allowance for credit losses against any uncollectible accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. Accounts receivable does not bear interest.

The Company maintains an allowance for credit losses and records the allowance for credit losses as an offset to accounts receivable and the estimated credit losses charged to the allowance is classified as “provision for expected credit losses” in the condensed consolidated statements of operations and comprehensive loss. The Company assesses collectability by reviewing accounts receivable on aging schedules because the accounts receivable were primarily consisted of accounts due from the advertisers for the acquisition of ad inventory and other advertising services on their behalf. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect the Company’s ability to collect from customers. Delinquent account balances are written-off against the allowance for expected credit loss after management has determined that the likelihood of collection is not probable.

For the six months ended June 30, 2025, the Company provided allowance for expected credit losses of $2,694,737 for accounts receivable. For the six months ended June 30, 2024, the Company reversed allowance for expected credit losses of $749,688 for accounts receivable.

Media deposits

Media deposits represent performance security deposit upon becoming an authorized agency of the relevant media (platforms where online advertisement is delivered) as a guarantee of performance and obligations and deposit associated with committed advertising spend on behalf of selected advertisers as required by certain media before running their advertising campaigns, which are paid to media pursuant to the terms of the framework agreements and contracts.

In the event that the advertisers or their advertising agencies on behalf of their advertising clients (collectively the “advertisers”) commit to spending a guaranteed minimum amount on a particular media with the Company, the Company enters into a back-to-back framework agreement with the relevant publishers committing the same level of guaranteed minimum spend and securing a preferential rebate policy applicable to the advertising spend of that advertiser. With the committed minimum spend, the Company is entitled to enjoy certain rebates and discounts and usually be required to pay a deposit of up to 10% of the guaranteed minimum spend. If the Company fails to fulfil the committed minimum spend, the Company would not be entitled to the additional rebates and discounts, and any deposit that has been paid may be forfeited or deducted to pay up the additional amount without the benefit of the additional rebates and discounts. The media may deduct damages from performance security deposit if the Company has breached the agency agreement or authorized agency management rules and conditions formulated by media.

As of June 30, 2025 and December 31, 2024, the balances of media deposits paid to third parties were $465,504 and $265,784, respectively.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertiser deposits

The advertiser deposits represented deposits made by the advertisers who undertake a minimum total advertising spend as a condition for enjoying rebates and discounts. The Company generally requires these advertisers to place deposits with the Company at a percentage (usually up to 10%) of the committed spend, which usually equals to the amount of deposit payable to the media under the corresponding framework agreement with the media specific to such advertiser (see note 2 – media deposits). If the advertiser fails to reach the committed minimum spend upon expiry or termination of the framework agreement; (i) the advertiser would not be entitled to the rebates and discounts under the preferential pricing policy, if any; (ii) the advertiser’s deposit may be forfeited or deducted to pay up the additional amount it should pay without the benefits of rebates or discounts.

As of June 30, 2025 and December 31, 2024, the balances of advertiser deposits were $663,940 and $314,578, respectively.

Revenue recognition

The Company recognizes revenues in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”), which establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. In according with ASC 606, revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company identified each distinct service, or each series of distinct services that are substantially the same and that have the same pattern of transfer to the customer, as a performance obligation. Transaction price is allocated among different performance obligations identified in one contract, by using expected cost - plus margin approach, if the standalone selling price of each performance obligation is not observable.

The Company applied a practical expedient to expense costs as incurred for costs to obtain a contract with a customer when the amortization period would have been one year or less. The Company has no material incremental costs of obtaining contracts with customers that the Company expects the benefit of those costs to be longer than one year, which need to be recognized as assets.

The Company has advertising agency revenues from search engine marketing (“SEM”, a form of online marketing that involves the promotion of websites by increasing their visibility in search engine results pages and search-related products and services) services and non-SEM services, including deployment of in-feed and mobile app ads on other media and social media marketing services in relation to running advertising campaigns on selected social media accounts. The Company acts as an agent between media or their authorized agencies (collectively “publishers”) and advertisers by helping publishers procure advertisers and facilitate ad deployment on their advertising channels, and purchasing ad inventories and advertising services from publishers for advertisers. The Company places orders with publishers as per request from advertisers. Each order is materialized by a contract and explicitly quotes one agency service to arrange for the advertising service to be provided by a third - party publisher for a period of ad term. The Company provides advice and services on advertising strategies and ad optimization to advertisers to improve the effectiveness of their ads, all of which are highly interrelated and not separately identifiable. The Company’s overall promise represents a combined output that is a single performance obligation; there is no multiple performance obligations.

The Company evaluated its advertising agency contracts and determined that it was not acting as principal in these arrangements with publishers and advertisers since it never takes control of the ad inventories at any time. The Company collects the costs of purchasing ad inventories and advertising services from advertisers on behalf of publishers. The Company generates advertising agency revenues either by charging additional fees to advertisers or receiving rebates and incentives offered by publishers. Accordingly, both advertisers and publishers can be identified as customers, depending on the revenue model applicable to the relevant services.

The Company recognizes revenues on a net basis, which equal to: (i) rebates and incentives offered by publishers, netting the rebates to advertises (if any); and (ii) net fees from advertisers.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Rebates and incentives offered by publishers

Rebates and incentives offered by publishers are determined based on the contract terms with publishers and their applicable rebate policies, which typically in the form of across-the-board standard-rate rebates, differential standard-rate rebates and progressive-rate rebates. Rebates and incentives offered by publishers are accounted for as variable consideration. The Company accrues and recognizes revenues in the form of rebates and incentives based on its evaluation as to whether the contractually stipulated thresholds of advertising spend are likely to being reached, or other benchmarks or certain prescribed classification are likely to being qualified (e.g. the number of new advertisers secured, growth in actual advertising spend), and to the extent that a significant reversal of cumulative revenue would not occur in future periods. These evaluations are based on the past experience and regularly monitoring of various performance factors set within the rebate policies (e.g. accumulated advertising spend, number of new advertisers). At the end of each subsequent reporting period, the Company re-evaluates the probability of achieving such advertising spend volume and any related constraint, and if necessary, adjusts the estimate of the amount of rebates and incentives. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and earnings in the period of adjustment. The rebates and incentives are generally ascertained and settled on a quarterly or annual basis. Historically, adjustments to the estimations for the actual amounts have been immaterial. These rebates and incentives take the form of cash which, when paid, are applied to set off accounts payable with the relevant publishers or settled separately; or can be in the form of ad currency units which will be deposited in the account in the back-end platform of the media, and can then be utilized to acquire their ad inventory.

The Company may offer rebates to advertisers on a case - by - case basis, generally with reference to the rebates and incentives offered by publishers, the advertiser’s committed total spend, and the business relationships with such advertiser. The rebates offered by the Company to advertisers are in the form of cash discounts or ad currency units that can be utilized to acquire ad inventory from relevant media, both of which are account for as a deduction of revenues.

Net fees from advertisers

Net fees from advertisers are the difference between the gross billing amount charged to the advertisers and the costs of purchasing ad inventories and advertising services on their behalf.

The publishers do not receive the benefits from the Company’s facilitation services until the publishers deliver advertising services to the advertisers. The Company recognizes advertising agency revenues when it transfers the control of the facilitation service commitments, i.e., when the publishers deliver advertising services to the advertisers. Under the cost per click (“CPC”) and cost per acquisition (“CPA”) pricing model of media, the Company recognizes revenues at the point of time as the publishers deliver advertising services at the point in time. Under the cost per time (“CPT”) pricing model of media, the publishers deliver advertising services over time when the advertising links are displayed over the contract periods, and therefore the Company recognizes revenue on a straight-line basis over the contracted display period. During the six months ended June 30, 2025 and 2024, revenues from the advertising services under CPT pricing model that the Company arranged are immaterial.

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis.

The gross billing amounts charged to the advertisers are collected either in advance to provision of services or after the services. Accounts receivable represent the gross billing charged to advertisers that the Company has an unconditional right to consideration (including billed and unbilled amount) when the Company has satisfied its performance obligation. Payment terms and conditions of accounts receivables vary by customers, and terms typically include a requirement for payment within a period from three to six months. The Company has determined that all the contracts generally do not include a significant financing component. The Company does not have any contract assets since revenue is recognized when control of the promised services is transferred and the payment from customers is not contingent on a future event. In cases where the gross billing amounts are collected in advance, the amounts are recorded as “advance from advertisers” in the condensed consolidated balance sheets. Advance from advertisers related to unsatisfied performance obligations at the end of the year is recognized as revenue when the Company delivers the services to its advertisers. The fees are non-refundable. In cases where amounts are collected after the services, accounts receivable are recognized upon delivery of ad inventories and advertising services to the advertisers. The gross billing amounts are determinable at the inception of the services.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The cost of purchasing ad inventories and advertising services is recorded as accounts payable or a deduction against prepayments in cases where prepayments are required by the publishers.

The following table identifies the disaggregation of our revenue for the six months ended June 30, 2025 and 2024, respectively.

	For the Six Months Ended
	June 30,
	2025	2024
Nature of Revenue:
Rebates and incentives offered by publishers	$96,348	$20,200
Net fees from advertisers	186,691	25,975
Total	$283,039	$46,175

Category of Revenue:
SEM services	$150,707	$2,953
Non-SEM services	132,332	43,222
Total	$283,039	$46,175

Foreign currency translation

The reporting currency of the Company is U.S. dollars (“US$” or “$”) and the accompanying unaudited condensed consolidated financial statements have been expressed in US$. The functional currency of the Company’s PRC subsidiaries is the Chinese Yuan (“RMB”). The functional currency of the Company’s other subsidiaries is the US$. The Company’s unaudited condensed consolidated financial statements have been translated into the reporting currency U.S. dollars. Assets and liabilities of the Company are translated at the exchange rate at each reporting period end date. Equity is translated at historical rates. Income and expense accounts are translated at the average rate of exchange during the reporting period. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet. The resulting translation adjustments are reported under other comprehensive loss. Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the results of operations.

The following table outlines the currency exchange rates that were used in creating the unaudited condensed consolidated financial statements in this report:

	June 30,	December 31,
	2025	2024
Period/year-end spot rate	7.1636	7.2993

	For the Six Months Ended June 30,
	2025	2024
Average rate	7.2526	7.2150

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy are described below:

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments of the Company primarily comprised current assets and current liabilities including cash and cash equivalents, short-term investments, accounts receivable, third party and related party, media deposits, other receivables, accounts payables, advertiser deposits, other payables, due to related parties and warrant liabilities.

Warrant liabilities were measured at fair value using unobservable inputs and categorized in Level 3 of the fair value hierarchy. See Note 12.

As of June 30, 2025 and December 31, 2024, the carrying values of other financial instruments approximated to their fair values because of the short-term nature of these instruments.

Concentration and credit risk

Substantially all of the Company’s operating activities are transacted into RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions require submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

The Company maintains certain bank accounts in the PRC, Hong Kong and the Cayman Islands, which are not insured by Federal Deposit Insurance Corporation (“FDIC”) insurance or other insurance. As of June 30, 2025 and December 31, 2024, $1,102,248 and $1,400,025 of the Company’s cash were on deposit at financial institutions in the PRC, respectively. Each bank account in the PRC is insured by the government authority with the maximum limit of RMB 500,000 (equivalent to approximately $69,800). To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions in the PRC which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

Accounts receivable are typically unsecured and derived from services rendered to advertisers that are located primarily in China, thereby exposed to credit risk. The risk is mitigated by the Company’s assessment of advertisers’ creditworthiness and its ongoing monitoring of outstanding balances. The Company has a concentration of its receivables with specific advertisers. As of June 30, 2025, three advertisers accounted for 30.5%, 16.2% and 10.3% of accounts receivable, respectively. As of December 31, 2024, four advertisers accounted for 23.1%, 21.2%, 15.8% and 12.3% of accounts receivable, respectively.

For the six months ended June 30, 2025, two publishers accounted for approximately 40.4% and 26.8% of the total revenue, respectively. For the six months ended June 30, 2024, seven publishers accounted for approximately 154.5%, 66.3%, 64.2%, 57.8%, 45.7%, 28.5% and 17.4% of the total revenue, respectively.

As of June 30, 2025 and December 31, 2024, one and one publisher accounted for 93.6% and 86.6% of the total accounts payable balance, respectively.

For the six months ended June 30, 2025, one publisher accounted for approximately 95.5% of the total purchase. For the six months ended June 30, 2024, two publishers accounted for approximately 63.6% and 29.4% of the total purchase, respectively.

Reclassification

Certain prior periods amounts have been reclassified to be comparable to the current period presentation. The reclassification has no effect on previously reported net assets or net loss.

Recently issued accounting standards

The Company is an “emerging growth company” (“EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. As a result, the Company’s operating results and financial statements may not be comparable to the operating results and financial statements of other companies who have adopted the new or revised accounting standards.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

On July 30, 2025, the FASB issued ASU 2025-05, which amends ASC 326-20 to provide a practical expedient for all entities which elect a practical expedient that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset in developing reasonable and supportable forecasts as part of estimating expected credit losses, and an accounting policy election for all entities, other than a public business entity, that elect the practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets that arise from transactions accounted for under ASC 606. Under ASU 2025-05, an entity is required to disclose whether it has elected to use the practical expedient and, if so, whether it has also applied the accounting policy election. An entity that makes the accounting policy election is required to disclose the date through which subsequent cash collections are evaluated. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. Entities should apply the new guidance prospectively. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In November 2024, the FASB issued ASU 2024-03, “Income Statement — Reporting Comprehensive Income (Subtopic 220-40): Disaggregation of Income Statement Expenses.” This pronouncement introduces new disclosure requirements aimed at enhancing transparency in financial reporting by requiring disaggregation of specific income statement expense captions. Under the new guidance, entities are required to disclose a breakdown of certain expense categories, such as: employee compensation; depreciation; amortization, and other material components. The disaggregated information can be presented either on the face of the income statement or in the notes to the financial statements, often using a tabular format. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years. In January 2025, the FASB issued ASU 2025-01, “Income Statement – Comprehensive Income – Expense Disaggregation Disclosure (Subtopic 220-40): Clarifying the Effective Date.” This pronouncement revises the effective date of ASU 2024-03 and clarifies that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Entities within the ASU’s scope are permitted to early adopt the accounting standard update. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures by requiring (1) adding disclosures of pretax income (or loss) and income tax expense (or benefit) to be consistent with U.S. Securities and Exchange Commission (SEC) Regulation S-X 210.4-08(h), Rules of General Application — General Notes to Financial Statements: Income Tax Expense, and (2) removing disclosures that no longer are considered cost beneficial or relevant. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted, and the disclosures in this standard are required to be applied on a prospective basis with the option to apply the standard retrospectively. The Company is in the process of evaluating the potential impact of the new guidance on its consolidated financial statements and related disclosures.

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows — Overall, 250-10 Accounting Changes and Error Corrections — Overall, 260-10 Earnings Per Share — Overall, 270-10 Interim Reporting — Overall, 440-10 Commitments — Overall, 470-10 Debt — Overall, 505-10 Equity — Overall, 815-10 Derivatives and Hedging — Overall, 860-30 Transfers and Servicing — Secured Borrowing and Collateral, 932-235 Extractive Activities — Oil and Gas — Notes to Financial Statements, 946-20 Financial Services — Investment Companies — Investment Company Activities, and 974-10 Real Estate — Real Estate Investment Trusts — Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating these new disclosure requirements and does not expect the adoption to have a material impact.

The Company does not believe the above referenced recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the unaudited condensed consolidated financial position, statements of operations and comprehensive loss and cash flows.

3.GOING CONCERN

As reflected in the Company’s unaudited condensed consolidated financial statements, the Company had a net loss of $ 4,175,903 and $1,740,418 for the six months ended June 30, 2025 and 2024, respectively, and reported a cash outflow in operating activities of $544,786 and $1,274,344 for the six months ended June 30, 2025 and 2024, respectively. These factors raise a substantial doubt about the Company’s ability to continue as a going concern.

As of June 30, 2025, the Company had current assets of $11,649,465, among which the Company had cash and cash equivalent of $1,220,870, short-term investments of $446,950 and accounts receivable of $4,103,151. On the other hand, the balance of current liabilities of $9,232,290 as of June 30, 2025 is expected to get paid in the twelve months ending June 30, 2026. The Company intends to meet the cash requirements for the next 12 months from the issuance date of this report through a combination of application of credit terms and bank borrowings. For the period from July 2025 through the date of this report, the Company borrowed bank loans of approximately $827,200 (RMB 6,000,000) from two banks. On July 18, 2025, the Company sold certain real property owned and raised cash consideration of $772,100 (RMB 5,600,000) (Note 18). Given the factors mentioned above, the Company assesses current working capital is sufficient to meet its obligations for the next 12 months from the issuance date of this report. Accordingly, management continues to prepare the Company’s unaudited condensed consolidated financial statements on going concern basis.

However, future financing requirements will depend on many factors, including the scale and pace of the expansion of the Company’s advertising business, the expansion of the Company’s sales and marketing activities, and potential investments in, or acquisitions of, businesses or technologies. Inability to obtain credit terms from medias or access to financing on favorable terms in a timely manner or at all would materially and adversely affect the Company’s business, results of operations, financial condition, and growth prospects.

4.ACCOUNTS RECEIVABLE, NET – THIRD PARTIES

The Company records revenues and costs on a net basis and the related accounts receivable and payable amounts on a gross basis. Accounts receivable, net of provision for credit losses consisted of the following:

	June 30,	December 31,
	2025	2024
Accounts receivable	$22,650,838	$29,375,358
Less: allowance for expected credit losses	(18,547,687)	(25,711,852)
Accounts receivable, net	$4,103,151	$3,663,506

The Company provided allowance for expected credit loss of $2,694,737 for the six months ended June 30, 2025, and reversed provision for expected credit losses of $749,688 for the six months ended June 30, 2024. Movement of allowance for credit losses was as follows:

	June 30,	June 30,
	2025	2024
Balance at beginning of the period	$25,711,852	$13,417,481
Charge (reversal of charge) to expenses	2,694,737	(749,688)
Writing off of accounts receivable	(10,252,070)	—
Foreign exchange adjustments	393,168	(303,502)
Balance at end of the period	$18,547,687	$12,364,291

5.PREPAYMENTS – THIRD PARTIES

Prepayments – third parties consisted of the following:

	June 30,	December 31,
	2025	2024
Prepayments to third party medias	$647,226	$1,228,357
Less: provision for doubtful accounts	(613,959)	(612,546)
	$33,267	$615,811

5.PREPAYMENTS – THIRD PARTIES (CONTINUED)

The Company reversed provision for doubtful accounts of prepayments of $10,065 for the six months ended June 30, 2025, and provided allowance for doubtful accounts of prepayments of $10,825 for the six months ended June 30, 2024. Movement of allowance for doubtful accounts was as follows:

	June 30,	June 30,
	2025	2024
Balance at beginning of the period/year	$612,546	$581,462
Charge to expenses	(10,065)	10,825
Foreign exchange adjustments	11,478	(13,463)
Balance at end of the period/year	$613,959	$578,824

6.OTHER CURRENT ASSETS

Other current assets consisted of the following:

	June 30,	December 31,
	2025	2024
Recoverable value-added taxes	$2,281,049	$2,221,520
Others	295,363	427,080
Less: provision for expected credit losses	(17,248)	(56,552)
	$2,559,164	$2,592,048

For the six months ended June 30, 2025, the Company reversed provision of $38,607 for expected credit losses of other current assets. For the six months ended June 30, 2024, the Company provided allowance of $11,303 for expected credit losses of other current assets.

7.PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	June 30,	December 31,
	2025	2024
Property	$1,678,727	$1,627,658
Property improvement	477,586	468,708
Office equipment	142,214	138,800
Vehicles	140,389	137,779
Electronic equipment	108,316	105,151
Less: accumulated depreciation	(857,433)	(760,608)
	$1,689,799	$1,717,488

Depreciation expenses were $81,403 and $103,486 for the six months ended June 30, 2025 and 2024, respectively.

8.INTANGIBLE ASSETS, NET

Intangible assets consisted of the following:

	June 30,	December 31,
	2025	2024
Copyrights	$724,312	$710,846
Software	71,933	69,273
Less: accumulated amortization	(626,115)	(538,907)
	$170,130	$241,212

Amortization expense was $76,056 and $78,730 for the six months ended June 30, 2025 and 2024, respectively.

9.DEPOSITS DUE FROM A THIRD PARTY

In November 2023, Baosheng Network and Nanjing Yunbei E-commerce Co., Ltd. (“Nanjing Yunbei”) entered into an Asset Merger Margin Custodian Agreement, pursuant to which the Company deposited RMB20,000,000, or $2,554,539 into a custodian account under the name of Nanjing Yunbei to support the Company’s future investment opportunities. Once fully funded with the remaining RMB10,000,000, the deposit would be held in the custody account for up to twelve months. Due to its ongoing legal proceeds as described in Note 17, the Company has paused its funding of the remaining RMB10,000,000 until such matters are resolved. The deposit is interest-free during the custody period. As of June 30, 2025 and December 31, 2024, the Company’s deposit was valued at $2,791,892 and $2,739,989, respectively, due from Nanjing Yunbei.

10.LONG-TERM INVESTMENTS

As of June 30, 2025 and December 31, 2024, long-term investments consisted of the following:

	June 30,	December 31,
	2025	2024
Equity investment without readily determinable fair value measured at measurement alternative (a)	$2,609,331	$2,560,822
Equity investment accounted for using the equity method (b)	4,011,647	4,015,866
	$6,620,978	$6,576,688
(a)

The Company accounted for the transaction as an investment in privately held investment using the measurement alternative at cost, less impairment, with subsequent adjustments for observable price changes resulting from orderly transactions for identical or similar investments of the same issuer. As of June 30, 2025 and December 31, 2024, the Company did not identify orderly transactions for similar investments of the investees and the Company did not record upward or downward adjustments. As of June 30, 2025 and December 31, 2024, the Company reviewed the financial position and financial performance of investments, and did not provided impairment against investment in the investees.

(b)

For the six months ended June 30, 2025 and 2024, equity investment loss of $79,307 and $48,047 was recognized in the account of “other loss, net” in the consolidated statements of operations and comprehensive loss, respectively. As of June 30, 2025 and December 31, 2024, the Company did not note other-than-temporary decline in fair value below the carrying value of the investment and did not accrue impairment against the investment for the six months ended June 30, 2025 and 2024.

11.BANK BORROWINGS

	June 30,	December 31,
	2025	2024
Bank borrowings	$—	$684,997

For the six months ended June 30, 2025, the Company fully repaid borrowings of $689,408 to one bank. For the six months ended June 30, 2025, the Company did not enter into borrowing agreements with any banks or financial institutions.

In July 2023, Beijing Baosheng entered into a bank loan agreement with Bank of Communication under which under which Beijing Baosheng borrowed a one-year loan of RMB6,000,000, or $847,350. The interest rate for the borrowing was fixed at 3.55% per annum. The loan was guaranteed by Mr. Gong Sheng, the Company’s managing director and his spouse, and one third party. Beijing Baosheng also involved Baosheng Network as counter-guarantor for the third-party guarantor. In addition, Mr. Gong Sheng and his spouse pledged their property with the counter guarantor. The Company fully repaid the bank borrowing in July 2024.

In August 2024, Beijing Baosheng entered into a bank loan agreement with the Bank of Communication, under which Beijing Baosheng borrowed a one-year loan of RMB5,000,000, or $694,859. The interest rate for the borrowing was fixed at 3.0% per annum. The loan is guaranteed by Mr. Gong Sheng, the Company’s director, and his spouse, and one third party. Beijing Baosheng also involved Baosheng Network as counter-guarantor for the third-party guarantor.

For the six months ended June 30, 2025 and 2024, interest expense arising from the bank borrowings amounted to $8,388 and $39,314, respectively.

12.	WARRANT LIABILITIES

As of June 30, 2025 and December 31, 2024, the Company had outstanding 112,610 and 112,610 warrants, respectively. Each Warrant entitled the holder thereof to purchase one half of one ordinary share at an exercise price of $107.71 per ordinary share. A warrant may be exercised at any time on or after March 18, 2021 and on or prior to 5:00 p.m. (New York City time) on September 18, 2026 but not thereafter.

The holders of warrants are granted with registration rights. If at any time after the six-month anniversary of March 18, 2021, there is no effective registration statement registering, or no current prospectus available for the issuance of the warrant shares to the holder and the resale of the warrant shares, then this warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise”. The warrants are subject to adjustments in the event of 1) stock dividends and splits, 2) subsequent right offerings, 3) pro rata dilutions and 4) fundamental transactions. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of the warrants.

In the event of a fundamental transaction, the Company or any successor entity shall, at the holder’s option, purchase this warrant from the holder by paying to the holder an amount of cash equal to the value of the remaining unexercised portion of the warrant, using Black-Scholes model, on the date of the consummation of such fundamental transaction; provided, however, that, if the fundamental transaction is not within the Company’s control, including not approved by the Company’s Board of Directors, holder shall only be entitled to receive from the Company or any successor entity the same type or form of consideration (and in the same proportion), at the value of the unexercised portion of the warrant, that is being offered and paid to the holders of ordinary shares of the Company in connection with the fundamental transaction, whether that consideration be in the form of cash, stock or any combination thereof, or whether the holders of ordinary shares are given the choice to receive from among alternative forms of consideration in connection with the fundamental transaction.

If the Company fails for any reason to deliver to the holders the warrant shares subject to a notice of exercise by the warrant share delivery date, the Company shall pay to the holder, in cash, as liquidated damages and not as a penalty, for each $1,000 of warrant shares subject to such exercise (based on the volume weighted average price of the ordinary shares on the date of the applicable Notice of Exercise), $10 per trading day (increasing to $20 per trading day on the fifth (5th) Trading Day after such liquidated damages begin to accrue) for each trading day after such warrant share delivery date until such warrant shares are delivered or holder rescinds such exercise. In addition, cash payment is required as a compensation for buy-in on failure of delivery warrant shares.

The above mentioned cash-settled make-whole provisions led the warrants classified as a derivative warrant liability. The derivative warrant liability was initially recorded at fair value on the closing date of the private placement and were subsequently remeasured at fair value at each reporting dates. The changes in the fair value of derivative warrant liability were charged to the account of “Changes in fair value of warrant liabilities” in the consolidated statements of operations and comprehensive loss.

The warrant liability related to such warrants was remeasured to its fair value at each reporting period. The change in fair value was recognized in the condensed consolidated statements of operations and comprehensive loss. For the six months ended June 30, 2025 and 2024, the fair value of the warrants was measured at zero. For the six months ended June 30, 2025 and 2024, no change in the fair value of the warrant liabilities was recorded.

The fair value of the warrant liabilities was estimated using Black-Scholes model. Inherent in these valuations are assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical and implied volatilities of selected peer companies as well as its own that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates remaining at zero.

The following table provides quantitative information regarding Level 3 fair value measurements inputs for the Company’s warrants at their measurement dates:

	As of June 30,	As of December 31,
	2025	2024
Volatility	26.48%	28.41%
Stock price	2.75	3.48
Expected life of the warrants to convert	1.22	1.72
Risk free rate	3.96%	4.25%
Dividend yield	0.0%	0.0%

13.INCOME TAXES

Cayman Islands

Under the current and applicable laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current and applicable laws of BVI, Baosheng BVI is not subject to tax on income or capital gains.

Hong Kong

Baosheng HK is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate for the first HKD$2 million of assessable profits is 8.25% and assessable profits above HKD$2 million will continue to be subject to the rate of 16.5% for corporations in Hong Kong, effective from the year of assessment 2018/2019. Before that, the applicable tax rate was 16.5% for corporations in Hong Kong. The Company did not make any provisions for Hong Kong profit tax as there were no assessable profits derived from or earned in Hong Kong since inception. Under Hong Kong tax laws, Baosheng HK is exempted from income tax on its foreign-derived income and there are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Beijing Baosheng, Horgos Baosheng, Kashi Baosheng, Baosheng Technology, Baosheng Network, Beijing Xunhuo, Zhiding Baosheng and Yuansheng Meiyan were incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Horgos Baosheng, Kashi Baosheng, and Baosheng Technology are subject to a preferential income tax rate of 0% CIT for a period since generating revenues, as they were incorporated in the Horgos and Kashi Economic District, Xinjiang Uygur Autonomous Region. The five-year preferential income tax treatment ending on December 31, 2025 for Baosheng Technology. Kashi Baosheng is entitled to an extension of five - year preferential income tax treatment ended on December 31, 2027. Horgos Baosheng was entitled to an extension of five-year preferential income tax treatment ending on December 31, 2025. Other than the preferential tax treatment received by Horgos Baosheng, Kashi Baosheng, and Baosheng Technology, all the other PRC subsidiaries of the Company are subject to the uniform enterprise income tax rate of 25%.

For the six months ended June 30, 2025 and 2024, the Company did not record current income tax expenses or deferred income tax expenses. Deferred tax assets as of June 30, 2025 and December 31, 2024 consisted of the following:

	June 30,	December 31,
	2025	2024
Deferred tax assets:
Net operating losses carryforwards	$4,624,932	$4,448,794
Allowance for credit losses of accounts receivable	64,558	63,357
Allowance for doubtful accounts of prepayments	13,353	15,605
Allowance for credit losses of other current assets	2,645	11,381
Less: allowance on deferred tax assets	(4,705,488)	(4,539,137)
	$—	$—

The Company evaluates its valuation allowance requirements at end of each reporting period by reviewing all available evidence, both positive and negative, and considering whether, based on the weight of that evidence, a valuation allowance is needed. When circumstances cause a change in management’s judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in income from operations. The future realization of the tax benefit of an existing deductible temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under applicable tax law.

As of June 30, 2025 and December 31, 2024, due to uncertainties surrounding future utilization on Beijing Baosheng, Baosheng Network, the Beijing branch of Horgos Baosheng and Baosheng HK, the Company accrued full valuation allowance of $4,705,488 and $4,539,137, respectively, against the deferred tax assets based upon management’s assessment as to their realization.

14.LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per ordinary share for the six months ended June 30, 2025 and 2024, respectively:

	For the Six Months Ended
	June 30,
	2025	2024
Net Loss	$(4,175,903)	$(1,740,418)

Weighted average number of ordinary share outstanding
Basic and Diluted	1,534,487	1,534,487

Loss per share
Basic and Diluted	$(2.72)	$(1.13)

For the six months ended June 30, 2025 and 2024, the Company had no dilutive shares.

15.EQUITY

Ordinary shares

As of June 30, 2025 and December 31, 2024, the Company had 1,000,000,000 authorized shares, par value of US$0.0096, of which 1,534,487 shares of ordinary shares were issued and outstanding, respectively.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after they have met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s PRC subsidiaries. The Company is required to set aside at least 10% of their after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of June 30, 2025 and December 31, 2024, the Company’s PRC profit generating subsidiaries accrued statutory reserve funds of $898,133. As of June 30, 2025 and December 31, 2024, the Company had net assets restricted in the aggregate, which include paid-in capital and statutory reserve of the Company’s PRC subsidiaries of $33,718,654.

16.RELATED PARTY TRANSACTIONS AND BALANCES

1)Nature of relationships with related parties

Name	Relationship with the Company
Ms. Wenxiu Zhong	Former Chairperson of the Board of Directors, CEO and indirect holder of 22.6% of the Company’s equity interests
Anruitai Investment Limited (“Anruitai”)	90% owned by Ms. Wenxiu Zhong and 10% owned by Mr. Sheng Gong, the Director and indirect equity shareholder of the Company
Horgos Zhijiantiancheng

Controlled by EJAM Group, which indirectly hold a 6.8% equity interest in the Company; and ceased to be a related party of the Company since December 27, 2024 when EJAM Group sold 6.8% equity interest in the Company

2)Transactions with related parties

For the six months ended June 30, 2025, the Company did not enter into transactions with related parties. For the six months ended June 30, 2024, the Company received the media deposits of $242,009 from Horgos Zhijiantiancheng.

16.RELATED PARTY TRANSACTIONS AND BALANCES (CONTINUED)

3)Balances with related parties

As of June 30, 2025 and December 31, 2024, the balances due from a related party were as follows:

	June 30,	December 31,
	2025	2024
Anruitai Investment Limited	$28,667	$28,667
	$28,667	$28,667

As of June 30, 2025 and December 31, 2024, the balances due to a related party were as follows:

	June 30,	December 31,
	2024	2023
Other payable
Wenxiu Zhong	$3,529	$3,566
	$3,529	$3,566

17.CONTINGENCIES

In the normal course of business, the Company is subject to loss contingencies, such as certain legal proceedings, claims and disputes. The Company records a liability for such loss contingencies when the likelihood of an unfavorable outcome is probable and the amount of loss can be reasonably estimated.

On April 6, 2023, the Longhua District People’s Court of Shenzhen City, Guangdong Province accepted a case filed by Shenzhen Pusi Technology Co., Ltd (“Shenzhen Pusi”), as the complainant, and Beijing Baosheng, as the defendant. In this case, Shenzhen Pusi sought recovery of outstanding service fee RMB160,965 (approximately $23,292) and related liquidated damages from Beijing Baosheng and other expenses (i.e., attorney’s fee, court expense and property reservation fee). The court made a ruling in favor of the complainant. Beijing Baosheng appealed to Shenzhen Intermediate People’s Court against the trial court’s judgement. The appellate court made a final ruling on April 29, 2024, affirming the trial court’s judgement. A bank account of Baosheng with bank deposit balance of RMB 171,478 has been reserved by the court on July 2, 2023, following Shenzhen Pusi’s application. The case was settled on May 15, 2024, and paid a total amount of RMB 176,358 to the complaint.

In March 2022, Horgos Baosheng brought a breach of contract claim against Beijing Aipu New Media Technology Co., Ltd. (“Aipu”) in the Beijing Haidian District People’s Court and sought recovery of RMB1,783,834.04 (approximately $270,102) and related liquidated damages. On March 14, 2022, Horgos Baosheng applied for reservation of Aipu’s property in an amount of RMB1,783,834.04 (approximately $270,102) and said application was approved by the court on March 17, 2022. On February 10, 2023, Horgos Baosheng applied for extension for reservation of Aipu’ s property in an amount of RMB1,783,834.04 (approximately $270,102), and the court approved the extension of reservation to March 17, 2024. This case was heard on September 10, 2024 at Dongsheng Court in Haidian District, Beijing. During the hearing, Horgos Baosheng was informed that the property reserved by Horgos Baosheng had been used for Aipu’s employee dispute and there was no property available for reservation. The court made a ruling in favor of the complainant on March 21, 2025. Horgos Baosheng now intends to apply for enforcement.

On January 30, 2024, Beijing Arbitration Committee accepted a contract dispute arbitration case filed by Beijing Baosheng against Tianjin Hongen Wanmei Future Education Technology Co., Ltd (“Tianjin Hongen”) for recovery of RMB1,434,059.00 (US$201,982.99). As of September 6, 2024, Tianjin Hongen had already paid to Beijing Baosheng RMB1,267,980.00 (US$178,591.25).

17.CONTINGENCIES (CONTINUED)

On March 1, 2024, the Company was served a complaint regarding a lawsuit brought by three institutional investors (the “Plaintiffs”) against the Company and certain other parties, filed with the United States District Court of the Southern District of New York (the “SDNY”), alleging that the Company violated Section 11 and Section 12 of the Securities Act of 1933, as amended, by including untrue statements of material facts and omitting to state material facts required to make the statements therein not misleading, in its registration statement on Form F-1, as amended (File No. 333-239800), which was declared effective by the SEC on February 5, 2021. On March 17, 2021, two institutional investors, which are also two of the Plaintiffs, purchased 1,960,784 units from the Company pursuant to a securities purchase agreement, with each unit consisting of one ordinary share of the Company and one warrant to purchase one half of one ordinary share of the Company, for an aggregate purchase price of US$10 million. On March 5, 2024, the Plaintiffs filed an amended complaint and served the Company on March 6, 2024. The Company extended the deadline to respond to May 22, 2024 in order to coordinate with other defendants in the matter. The Company filed a motion to dismiss the Plaintiffs’ second amended complaint on May 22, 2024. As of the date of this report, the SDNY has denied the Company’s motion to dismiss the complaint, and the litigation is proceeding to the next phase of answering the complaint and discovery. The Company believes that the complaint is without any merit and intends to defend the matter vigorously.

On April 10, 2024, the Company was served with a copy of the winding up petition (the “Petition”), filed by Orient Plus International Limited (the “Petitioner”) with the Grand Court of the Cayman Islands (the “Grand Court”), seeking an order that the Company be wound up pursuant to Section 92(e) of the Cayman Islands Companies Act (2023 Revision), claiming that the management of the Company have acted unfairly and/or oppressively towards the Petitioner and other minority shareholders, and/or the affairs of the Company have been conducted with a lack of probity, and the Petitioner and the other investors have justifiably lost confidence in the management of the Company. On March 17, 2021, two institutional investors, one of which is the Petitioner, purchased 1,960,784 units from the Company pursuant to a securities purchase agreement, with each unit consisting of one ordinary share of the Company and one warrant to purchase one half of one ordinary share of the Company, for an aggregate purchase price of US$10 million. The Company filed a strike out application on July 10, 2024, which was dismissed by the Grand Court. The matter has therefore proceeded to trial. As of the date of this report, the parties are in the midst of discovery. The Company believes that the Petition is without any merit and intends to defend the matter vigorously.

On November 17, 2023, the Company entered into a securities purchase agreement (the “Karboom Securities Purchase Agreement”) with Kaboom Technology Limited (“Kaboom”). Pursuant to the Karboom Securities Purchase Agreement, the Company agreed to issue to the Investor senior convertible promissory notes, in an original principal amount of not more than US$42,000,000 (the “Notes”), convertible into the Company’s ordinary shares, par value $0.0096 per share. On February 7, 2024, the Company entered into a securities purchase agreement (the “VG Securities Purchase Agreement”) with VG Master Fund SPC (“VG Master Fund”). Pursuant to the VG Securities Purchase Agreement, subject to specified terms and conditions, the Company may sell and issue in its discretion, up to US$2,000,000 of the Company’s ordinary shares to VG Master Fund.

Affected by the lawsuit filed by three institutional investors on March 1, 2024 and by legal proceedings filed by the Petitioner on April 10, 2024, Both Kaboom and VG Master Fund terminated agreements with the Company.

On May 31, 2024, Karboom sent the Company a notice of agreement termination (the “Karboom Termination Notice”) regarding the Karboom Securities Purchase Agreement and all related agreements contemplated thereunder (collectively, the “Karboom Agreements”), due to the legal proceedings that the Company was involved at that time. Immediately prior to the termination of the Karboom Agreements, the Company had not issued any Note to Karboom under the Karboom Securities Purchase Agreement. Upon the termination of the Karboom Agreements, effective on the date of the Karboom Termination Notice, the Karboom Agreements became null and void and of no further force and effect, and all investment activities between Karboom and the Company ceased immediately.

On June 4, 2024, VG Master Fund sent the Company a notice of agreement termination (the “VG Termination Notice”) regarding the VG Securities Purchase Agreement and all related agreements contemplated thereunder (collectively, the “VG Agreements”), due to the legal proceedings that the Company was involved at that time. Immediately prior to the termination of the VG Agreements, there had been no ordinary shares sold by the Company to VG Master Fund under the VG Agreements. Upon the termination of the VG Agreements, effective on the date of the VG Termination Notice, the VG Agreements became null and void and of no further force and effect, and all investment activities between VG Master Fund and the Company ceased immediately.

In 2019, Horgos Baosheng brought a breach of contract claim against Qingdao Xingyuan Automobile Information Technology Co., Ltd. (“Qingdao Xingyuan”) and sought recovery of RMB3.85 million in aggregate. On December 21, 2020, the reviewing court entered a judgment, ruling in favor of Horgos Baosheng and requiring Qingdao Xingyuan to compensate Horgos Baosheng RMB3.25 million and an extra penalty calculated based on the loan prime rate from August 28, 2019 to the actual date of payment. As of the date of this report, the judgment is under the stage of enforcement.

17.CONTINGENCIES (CONTINUED)

In April 2020, Beijing Baosheng brought a breach of contract claim against Guangzhou Aiyou Information Technology Co. Ltd. (“Guangzhou Aiyou”) and sought recovery of RMB1,255,000 in aggregate. On August 22, 2020, the Beijing arbitration committee entered a judgment, ruling in favor of Beijing Baosheng and requiring Guangzhou Aiyou to compensate Beijing Baosheng RMB1,255,000, with a penalty of RMB592,360, and an extra daily penalty of 0.05%, calculated from April 21, 2020 to the actual date of payment, and arbitration-related expenses. On November 17, 2020, Beijing Baosheng filed a request with Guangzhou Intermediate People’s Court, seeking to mandatorily enforce the judgment. As of the date of this report, the judgment is under the stage of enforcement.

In January 2022, Beijing Baosheng brought a breach of contract claim against Beijing Hekai Qianyu Intelligent Technology Co., Ltd. (“Hekai Qianyu”) and Beijing Zhigu Education Technology Co., Ltd. (“Zhigu Education”) and Mr. Hongpeng Yao (the legal representatives of both Hekai Qianyu and Zhigu Education) in the Beijing Dongcheng District People’s Court and sought recovery of RMB756, 000 (approximately $118,681) and related liquidated damages. Beijing Baosheng subsequently withdrew its action against Zhigu Education and agreed to resolve this dispute with the other two defendants through court mediation. On March 25, 2022, the court issued a civil mediation statement confirming that the parties had reached the following agreement: (1) Hekai Qianyu shall pay Beijing Baosheng RMB756,000 (approximately $118,681) by April 24, 2022, and in case of any late payment of the foregoing, an additional daily penalty calculated from April 25, 2022 to the actual date of payment shall be imposed; (2) Mr. Hongpeng Yao assumes jointly and several liability for the payment under item (1); and (3) the litigation-related expenses shall be borne by Hekai Qianyu and Mr. Hongpeng Yao. On April 25, 2022, Beijing Baosheng filed a request with the court, seeking to mandatorily enforce the settlement. As of the date of this report, the settlement is under the stage of enforcement, and Beijing Baosheng has not yet received any payment from the defendants.

In April 2022, the Beijing Haidian District People’s Court accepted a breach of contract case, filed by Beijing Baosheng as the complainant and Beijing Kaikeba Technology Co., Ltd. (“Beijing Kaikeba”), Huike Education Technology Group Co., Ltd., Hangzhou Kaikeba Technology Co., Ltd. (“HZ Kaikeba”), and Fang Yechang, as the defendants. In this case, Beijing Baosheng sought recovery of RMB34,436,345.13 (approximately $5,010,488.22) and related liquidated damages from Beijing Kaikeba, HZ Kaikeba, and Fang Yechang. The court has a ruling in favor of Beijing Baosheng and requiring Beijing Kaikeba and Fang Yechang to compensate Beijing Baosheng the outstanding service fee of RMB35,781,421.17 (US$5,039,707.77), with liquidated damages of RMB2,620,526.68 (US$369,093.46), and court expenses and reservation expenses. The case is now under enforcement procedures.

In April 2022, the Beijing Haidian District People’s Court accepted a breach of contract case filed by Beijing Baosheng, as the complainant, and Beijing Kaikeba, HZ Kaikeba, and Fang Yechang, as the defendants. In this case, Beijing Baosheng sought recovery of RMB4,756,957.57 (approximately $692,137.33) and related liquidated damages from defendants. On February 27, 2023, the People’s Court of Hangzhou Yuhang District ruled to accept the bankruptcy liquidation case of HZ Kaikeba and requested the creditors of HZ Kaikeba file their claims by April 21, 2023. Beijing Baosheng has filed its creditor claims involved in this case against HZ Kaikeba following the bankruptcy procedures. The bankruptcy administrator confirmed Beijing Baosheng’s rights as a creditor (including the principal debt amount of RMB35,781,421.17 (US$5,039,707.77), and the amount of liquidate damages RMB2,620,526.68 (US$369,093.46). Beijing Baosheng accepted the bankruptcy administrator’s decision and then withdrew the case filed at the Beijing Haidian District People’s Court. As of the date of this report, Beijing Baosheng is waiting for the administrator’s notice of the subsequent procedures.

In April 2022, the Beijing Dongcheng District People’s Court accepted a breach of contract case filed by Beijing Baosheng, as the complainant, and Beijing Kaikeba, as the defendant. In this case, Beijing Baosheng sought recovery of RMB2,197,472.35 (approximately $319,732.23) and related liquidated damages from Beijing Kaikeba. On July 11, 2022, the court issued a civil mediation statement confirming that the parties had reached an agreement that, among others, Beijing Kaikeba agreed to pay Beijing Baosheng the service fee for the period from January 1, 2022 to March 31, 2022, in an amount of RMB 2,197,472.35 (approximately $317,974.25) in three installments by the end of 2022. As of the date of this report, Beijing Baosheng has not received any payment from Beijing Kaikeba. Given that Beijing Kaikeba currently has no assets, the court enforcement procedures against Beijing Kaikeba has been terminated in April 2023. In the event that the court or Beijing Baosheng locates any asset of Beijing Kaikeba, Beijing Baosheng will be able to apply for resumption of the enforcement procedures against Beijing Kaikeba.

17.CONTINGENCIES (CONTINUED)

On November 10, 2022, the Beijing Shijingshan District People’s Court accepted a contract claim case filed by Beijing Baosheng, as the complainant, and Fang Yechang and his spouse, as defendants. In this case, Beijing Baosheng requested the defendants to assume joint and several guarantee liability for Beijing Kaikeba’s debt to Beijing Baosheng in an amount of RMB2,197,472.35 (approximately $319,732.23). As of the date of this report, Baosheng is waiting for the court’s notice on the hearing.

In April 2023, the Beijing Shijingshan People’s Court accepted a contract claim case filed by Beijing Baosheng, as the complainant, and Fang Yechang and his spouse, as defendants. In this case, Beijing Baosheng requested the defendants to assume joint and several guarantee liability for Beijing Kaikeba’s debt to Beijing Baosheng in an amount of RMB2,715,663.75 (US$382,493.24). On November 16, 2023, the court issued a civil mediation statement confirming that the parties had reached settlement that the defendants will compensate Beijing Baosheng RMB 2,715,663.75 and assume the court expenses. As of the date of this report, Beijing Baosheng has not received any payment from the defendants. Beijing Baosheng has filed a request with the court, seeking to mandatorily enforce the settlement.

In December 2022, the Beijing Chaoyang District People’s Court accepted a breach of contract case filed by Baosheng Network, as the complainant and Beijing Zhijin Dapeng Education Technology Co., Ltd (“Dapeng”), as the defendant. In this case, Beijing Baosheng sought recovery of RMB435,731.02 (approximately $63,271) and related liquidated damages from Dapeng. Later in February 2023, Beijing Baosheng submitted additional evidence to the court. The court hearing was held on September 20, 2023. On January 31, 2024, the court approved Beijing Baosheng’s application for reservation of the bank accounts of Dapeng. The court has a ruling in favor of Beijing Baosheng and requiring Dapeng to compensate Beijing Baosheng the service fee of RMB435,731.02 (US$63,271) and related liquidated damages. As of the date of this report, Beijing Baosheng has not yet received any payment from the defendant.

On April 16, 2024, Beijing Haidian District People’s Court accepted a case filed by Beijing Baina Network Information Technology co., Ltd. (“Baina”) as the plaintiff, with Horgos Baosheng and Beijing Baosheng as the defendants. In this case, Baina sought the refund of the deposit and the account balance totaling RMB6,647,027.8 (approximately US$936,260.4). At the first court hearing held on November 14, 2025, Horgos Baosheng and Beijing Baosheng stated to the court that Baina had committed the first material breach under the contract, that Horgos Baosheng and Beijing Baosheng did not withhold any funds that should have been returned, and that, after offsetting Baina’s account balance and deposit against the outstanding payable amounts that Baina failed to settle, Baina still owed approximately RMB 6.0 million to Horgos Baosheng and Beijing Baosheng. Horgos Baosheng and Beijing Baosheng also submitted the relevant supporting evidence. The court instructed the plaintiff to verify the relevant information and scheduled the second hearing for December 3, 2025. Horgos Baosheng and Beijing Baosheng believe that the complaint is without any merit and intend to defend the matter vigorously.

On July 2, 2025, a director of the Company was served with a complaint filed by three institutional investors in the Beijing Fourth Intermediate People’s Court, alleging five defendants, including the director, engaged in corporate mismanagement that caused a significant decline in the value of the Company’s stock held by the investor, and seeking damages of RMB 47,249,848 (approximately US$6.59 million). As of the date of this report, the Beijing Fourth Intermediate People’s Court has split the case into three separate cases, with each of the three institutional investors serving as plaintiff, and transferred these three cases to the Beijing Shijingshan District People’s Court for trial. The claims and defendants in the three cases remain unchanged, with the case amounts adjusted to RMB12,245,087 (approximately US$1,723,642.9), RMB14,001,912 (approximately US$1,970,909.13), and RMB21,002,849 (approximately US$2,956,424.03), respectively. As of the date of this report, the three cases have not yet been formally accepted and filed by the Beijing Shijingshan District People’s Court.

As of the date of this report, there is no other legal proceedings, claims and disputes that might cause the Company to be subject to loss contingencies.

18.SUBSEQUENT EVENTS

On July 18, 2025, Beijing Xunhuo entered into a Sale and Purchase Agreement (“Sale and Purchase Agreement”) with Beijing Mr. Mo Technology Co., Ltd. (the “Buyer”), pursuant to which Beijing Xunhuo agreed to sell, and the Buyer agreed to purchase, certain real property owned by Beijing Xunhuo and located at Building 8, Yard 30, Shixing Street, Shijingshan District, Beijing, China (the “Property”). The Property has a total gross floor area of 758.83 square meters and was independently appraised at RMB 7,053,325 on July 4, 2025, by Beijing Hongyang Shiye Asset Appraisal Firm. The total sale price (the “Sale Price”) for the Property was RMB 7,102,828 (approximately US$989,583), of which RMB 5,600,000 was paid in cash. The remaining RMB 1,502,828 of the Sale Price would be offset against lease payments under a three-year sale-and-leaseback arrangement. Under this arrangement, Beijing Xunhuo will lease back 479.83 square meters of the Property for a term of three years, at a rental rate of RMB 2.9 per square meter per day, which equals the deferred amount of RMB 1,502,828 over the lease term.

On August 1, 2025, the Company entered into a two-year revolving credit facility with China Merchant Bank, pursuant to which each borrowing was repayable in one year. In August 2025, the Company borrowed approximately $413,600 (RMB 3,000,000) with interest rate was 4.58% per annum.

On September 11, 2025, the Company entered into bank borrowing agreement with Bank of China, pursuant to which the Company borrowed approximately $413,600 (RMB 3,000,000) for a period through August 31, 2026. The interest rate was 3.14% per annum.

These unaudited condensed consolidated financial statements were approved by management and available for issuance on November 28, 2025 and the Company has evaluated subsequent events through this date.